

July 20, 2010

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

    Re: Credit Suisse Group AG
            Form 20-F for the year ended December 31, 2009
            Filed March 26, 2010
            File No. 001-15244

Dear Dr. Fassbind:

We have reviewed your filing and letter dated May 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Regulation and Supervision

1.   We note that your disclosure describes the regulatory framework for each country where you are subject to regulatory oversight. Please tell us and revise future filings to disclose whether you were in compliance with each regulatory standard as of the end of the period. Describe and quantify your actual compliance levels for each regulatory standard that is disclosed in your report. Alternatively, please provide a cross-reference to more detailed disclosure regarding your compliance levels if it appears elsewhere in the report.

Key Performance Indicators

Efficiency and performance

2.   Please tell us how you calculated total shareholder return. Also, please explain how you selected your peer group, identify the companies that are included in that group, and tell us how you determined the shareholder return for those companies. Provide similar clarifying disclosure in your future filings.

Capital Management

Capital Structure

3.   We note that you have disclosed the various types of capital that, in the aggregate, make up tier 1 capital. Please provide us with a discussion of your methodology for selecting each type of capital. For example, you should discuss what factors led to your determination that certain instruments were liquid enough to be classified as tier 1 capital. Please provide similar disclosure in future filings.

Economic Capital

4.   Refer to the table reflecting economic capital. We note that the economic capital resources figure consists of tier 1 capital subject to several economic adjustments, which consist primarily of anticipated dividends, unrealized gains and losses on fair valued assets and liabilities and unrealized gains on owned real estate. Please provide us with a more detailed explanation of these adjustments. Quantify each adjustment to tier 1 capital used to arrive at economic capital resources, and describe the assumptions used to arrive at the adjusted amounts. Tell us how these adjustments allow for a better comparison between capital utilization and resources. Confirm that you will provide similar disclosure in future filings.

5.   We note that 2009 methodology changes on 2008 utilized economic capital for the Group resulted in an increase of 34% and a reduction in the economic capital coverage ratio as of the end of 2008. Please provide us with a discussion of how your methodology of calculating utilized economic capital changed and the reasons for the change. As applicable, provide similar disclosure in future filings.

Risk Limits

6.   We note that the Board of Directors and its Risk Committee establish overall risk limits, and that additional risk limits are imposed on your divisions and lower organizational levels within the businesses. Please explain whether your risk limits are binding and, if so, describe the consequences of exceeding those limits. If limits can be waived, please describe the process for doing so. Also, tell us whether you exceeded overall risk limits

or lower level risk limits during the last fiscal year and, if so, discuss the consequences of doing so. Confirm that you will provide comparable disclosure in your future filings.

Credit Risk Management Approach

7.   We note that your credit risk framework includes internal rating systems for counterparties and transactions. Please describe to us in more detail the methodology used in your internal rating systems. Provide similar disclosure in future filings.

Note 17 – Loans

8.   We note your response to comment 8. Given that roughly half of your impaired loans are not covered by a specific allowance, please quantify the amount of impaired loans that are held at fair value on your balance sheet and/or are collateral dependent in future filings. Alternatively, provide additional disclosure in Note 17 to explain why the reserve for loan losses is deemed adequate.

Note 31 – Transfers of financial assets and variable interest entites

Variable interest entities

9.   We note your response to comment 13. Please provide us with the disclosure you intend to include in future filings to satisfy the requirements of ASC 810-10-50-12(b).

Commercial paper conduit

10.   We note your response to comment 14. As previously requested, please cite the accounting literature upon which you relied when determining that fair value gains recognized prior to the FVOD transaction should be reversed and recognized on a straight-line basis in future periods. Please also disclose the length of time over which these gains are being amortized.

Legal proceedings

11.   We note your response to comment 17. As previously requested, please revise your disclosure in future filings to comply with ASC 450-20-50-4 by quantifying the estimated range of loss for each of your legal proceedings, if applicable, or state that a range of loss cannot be estimated. ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which

may be necessary in certain circumstances for the financial statements not to be misleading. Please revise your disclosures to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief